ERC Communities 1, Inc.
And Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS AS OF, AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

INDEX TO FINANCIAL STATEMENTS

(AUDITED)

BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Erc Communities 1, Inc.
and Subsidiaries
Florida

Opinion

We have audited the financial statements of Erc Communities 1, Inc. and Subsidiaries which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Erc Communities 1, Inc. and Subsidiaries as of December 31, 2025 and 2024, and the result of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Erc Communities 1, Inc. and Subsidiaries, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Erc Communities 1, Inc. and Subsidiaries' ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Erc Communities 1, Inc. and Subsidiaries' internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Erc Communities 1, Inc. and Subsidiaries' ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

BAS Partners LLC

Pembroke Pines, Florida
October 14, 2026

ERC Communities 1, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2025 AND 2024

	2025	2024
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 32	$ 23
Total Current Assets	32	23
Property and Equipment, net	4,087,474	3,555,688
TOTAL ASSETS	**$ 4,087,506**	**$ 3,555,711**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ -	$ -
Current portion of Loans and Notes	1,947,330	1,317,393
Accrued interest	166,782	-
Accrued dividends	282,264	166,375
Total Current Liabilities	2,396,376	1,483,768
Loans, Net of Current Portion	110,000	365,318
TOTAL LIABILITIES	2,506,376	1,849,086
STOCKHOLDERS' EQUITY		
Common Stock - Class A	4	4
Common Stock - Class B	160	160
Preferred Stock	1,158,894	1,158,894
Additional Paid in Capital	3,468,045	3,468,045
Accumulated Deficit	(3,045,973)	(2,920,478)
Total Equity	1,581,130	1,706,625
Total Liabilities and Equity	**$ 4,087,506**	**$ 3,555,711**

See accompanying notes to financial statements.

ERC Communities 1, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
Revenue		
Cost of revenues	$ -	$ -
Gross Profit	-	-
Operating Expenses:		
Selling, general and admin expenses	511	840
Total Operating Expenses	(511)	(840)
Net Operating Loss	(511)	(840)
Dividends on preferred stock	115,889	115,889
Loss before provision for income taxes	(116,400)	(116,729)
Benefit/(Provision) for income taxes	-	-
Net Loss	**$ (116,400)**	**$ (116,729)**
Basic loss per common share	(0.00710)	(0.00714)
Diluted loss per common share	(0.00704)	(0.00708)
Weighted average common shares	16,394,472	16,350,321
Weighted average diluted common shares	16,529,271	16,485,880

See accompanying notes to financial statements.

ERC Communities 1, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY / (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Common Stock - Class A		Common Stock Class B		Preferred Stock Class A			Retained	
	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid in Capital	Earnings, Net of Distributions	Total Shareholder Equity / (Deficit)
Balance - December 31, 2023	(840)	$ 2	16,000,000	$ 160	137,838	$ 1,157,201	$ 3,099,319	$ (1,845,771)	$ 2,410,911
Share Issuance	147,197	2	-	-	6,150	60,000	310,419	-	370,421
Preferred Class A converted to Common Class A	9,189	-	-	-	(9,189)	(58,307)	58,307	-	-
Net Loss	-	-	-	-	-	-	-	(840)	(840)
Reg A share sale costs								(957,978)	(957,978)
Dividends paid									-
Dividends accrued								(115,889)	(115,889)
Ending Balance 12/31/2024	155,546	4	16,000,000	160	134,799	1,158,894	3,468,045	(2,920,478)	1,706,625
Stock Based Compensation	-	-	-	-	-	-	-	-	-
Issuance of Common Stock							-		-
Net Loss	-	-	-	-	-	-	-	(511)	(511)
Reg A share sale costs	-							(9,095)	(9,095)
Dividends paid	-							-	-
Dividends accrued	-							(115,889)	(115,889)
Ending Balance 12/31/2025	**155,546**	**$ 4**	**16,000,000**	**$ 160**	**134,799**	**$ 1,158,894**	**$ 3,468,045**	**$ (3,045,973)**	**$ 1,581,130**

See accompanying notes to financial statements.

ERC Communities 1, Inc. and Subsidiaries
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (511)	$ (840)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:		
Changes in operating assets and liabilities	-	-
Accrued interest	166,782	-
Net Cash Provided By (Used in) Operating Activities	166,271	(840)
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchases of Property and Equipment	(531,786)	(238,026)
Net Cash Used in Investing Activities	(531,786)	(238,026)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Proceeds from notes payable	444,830	70,211
Principal payments on notes payable	(70,211)	(54,500)
Advances (to) from ERC Communities, Inc. (parent company)	-	810,530
Issuance of common stock	-	310,421
Issuance of preferred stock		60,000
Reg A share sale costs	(9,095)	(957,978)
Net Cash Provided By Financing Activities	365,524	238,684
CHANGE IN CASH AND CASH EQUIVALENTS	9	(182)
Cash and Cash Equivalents - Beginning of Year	23	205
CASH AND CASH EQUIVALENTS - END OF YEAR	**$ 32**	**$ 23**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	**$ -**	**$ -**

See accompanying notes to financial statements.

NOTE 1 NATURE OF OPERATIONS

ERC Communities 1, Inc. (which may be referred to as "ERC 1", the "Company," "we," "us," or "our") is an early-stage company devoted to the development of residential real estate in the Florida area of the United States. The Company incorporated in 2018 in the state of Delaware.

ERC 1 has previously sold shares of its Preferred Stock under an offering statement qualified under Regulation A ("Reg A"). As of December 31, 2025 holders of our Preferred Stock owned 134,799 convertible preferred shares, which can be converted on a one-to-one basis for common shares, at any time. ERC 1 periodically sells common shares through Regulation A Plus.

In July 2020 ERC 1 formed a limited liability company – ERC Zephyrhills, LLC, a Florida limited liability company ("Zephyrhills") which now owns three parcels for development – a 60-unit site was acquired in August 2020, an adjacent 60-unit site was acquired in September 2022, and an adjacent 69-unit site was acquired in July 2023.

Note 6 details the secured and unsecured financing related to the sites described above. In the second half of 2024, a construction financing proposal was tendered to ERC Zephyrhills for $29 million, for construction of all land improvements and home purchases. The total estimated cost of development of all three sites is approximately $43 million and ERC 1 is in the process of procuring equity and working to finalize the $29 million construction financing. As of the date of issuance of these financial statements, the $29 million construction financing is under new discussion, given the long duration since the issuance of its original offer. There can be no assurance that the offer that was made in 2024 is still available.

Since inception, the Company has relied on advances from affiliates to fund its operations. As of December 31, 2025, the Company had little working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note below). During the next 12 months, the Company intends to fund its operations with funding from a securities offering campaign and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

As of the date of issuance of these financial statements, the Company's usual and recurring filings under SEC Regulation A Plus are not live, therefore no capital is being procured thereunder. Currently there are no further plans to offer securities under this provision.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, economic downturn, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2025 the Company is operating as a going concern.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less, at the time of purchase, to be cash equivalents. Cash consists of currency held in the Company's checking account. As of December 31, 2025 the Company had Cash and Cash Equivalents of $32.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2025 the Company did not have any outstanding accounts receivable.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets. As of December 31, 2025 the Company had no depreciable assets. Therefore, no depreciation expense is reported in the financial statements.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2025, the Company’s assets include land for development (including capitalized carrying costs) and construction-in-process.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, accrued expenses for financial and income tax reporting. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company is taxed as a C Corporation for federal and state income tax purposes. Due to its startup position, no tax benefits have been recorded to reflect net operating loss carry forwards. When the Company becomes profitable, the tax loss benefit will be recorded.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2025 and 2024 no accruals were needed for uncertain tax positions.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

The Company is current with its foreign, US federal and state income tax filing obligations and is not currently under examination from any taxing authority.

Revenue Recognition

Since inception, the Company adopted ASC 606, Revenue from Contracts with Customers. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with GAAP, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Earnings per Share

Earnings per share amounts are calculated based on the weighted-average number of shares of common stock outstanding in each year. The basic loss per share is based only on the weighted-average of common shares outstanding. The diluted loss per share is based on the weighted-average of common shares outstanding plus Class A preferred shares, which are convertible to one share of common stock.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases, that require organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The Company implemented ASU No. 2016-02 for lease accounting in 2020.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 - INCOME TAX PROVISION

As described above, the Company has only incurred costs of its start-up operations and capital raising. As such, no material tax provision yet exists.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is a co-guarantor of merchant credit advance obligations of affiliated companies, totaling approximately $1,000,000. It received no funds from these loans and it makes no payments on these loans, as all payments are made by affiliated entities. Additionally, the Company issued securities on its land for a $350,000 loan provided to its affiliated companies, GolfSuites, Inc. The Company received none of the proceeds of the loan and makes no payment on it. The Company is a co-defendant in legal actions brought about by the $350,000 lender.

NOTE 5 – EQUITY

The Company has authorized 134,000,000 shares of Class A Common Stock and 16,000,000 shares of Class B Common Stock, each with a par value of $0.00001 per share. As of December 31, 2025 and 2024 there were 394,472 of Class A common stock issued and outstanding; all Class B common stock is issued and outstanding. The Company has authorized 50,000,000 shares of preferred stock, of which 8,333,333 shares are designated as Class A preferred stock which is convertible into Class A Common Stock. As of December 31, 2025 and 2024, 134,799 shares of Class A Preferred Stock have been issued.

Class A common stockholders are entitled to a single vote per share and have equal dividend and liquidation preferences as Class B common stockholders. Class B common stockholders have five votes per share and shares of Class B common stock can be converted into shares of Class A common stock at the option of the holder. Class A preferred stockholders are entitled to a single vote per share and to an 8 percent annual dividend, which will accrue if funds are not legally available to distribute, in addition to a liquidation preference. Shares of Class A preferred stock can be converted into shares of Class A common stock at the option of the holder and shares will be automatically converted in the event of a qualified public offering, as defined in the Amended and Restated Certificate of Incorporation.

The consolidated balance sheet includes accrued dividends of $282,264 and $166,375 as of December 31, 2025 and 2024, respectively. Those balances are comprised of unpaid dividends in the years ended December 31, 2025 and 2024 of $115,889.

NOTE 6 – NOTES PAYABLE

Notes payable at December 31, 2025 and 2024 consist of the following debt instruments.

	2025	2024
Zephyrhills - Note payable, secured by a mortgage on land with an interest rate of prime plus 4.25%; 11.75% at December 31, 2025. The note calls for monthly interest only payments with an original maturity of March 6, 2023, which matured July 6, 2024 and is now due and payable.	$ 1,434,100	$ 1,200,000
Zephyrhills - Note payable secured by a mortgage on land with an interest rate of 15.00%. The note calls for monthly payments of principal and interest of $5,000 and matures on August 1, 2026.	365,318	367,000
Zephyrhills - Note payable, unsecured with an interest rate of 15%. The note calls for monthly interest only payments with an original maturity of June 30, 2024, which matured June 30, 2024 and is now due and payable.	117,393	100,000
Zephyrhills - Notes payable, unsecured with an interest rate of 15%. The note is immediately payable and interest accrues on the unpaid balance.	30,519	-
ERC 1 - Notes payable, unsecured with interest at the Secured Overnight Financing Rate ("SOFR") plus 8%; 12% at December 31, 2025. Interest for the first year was prepaid, and the interest rate adjusts each year on the anniversary date. The notes mature five years from inception.	110,000	-
Total	$ 2,057,330	$ 1,667,000

NOTE 6 – NOTES PAYABLE (CONTINUED)

As of December 31, 2025, following are the principal payments due, in each of the next five years:

2026	$	1,947,330
2027		-
2028		-
2029		-
2030		110,000
Thereafter		-
Total	$	2,057,330

Interest on the Zephyrhills mortgages has been capitalized as development costs and is included in Land on the balance sheet. For the years ended December 31, 2025 and 2024 capitalized interest totaled $348,168 and $147,995, respectively

NOTE 7 – RELATED PARY TRANSACTIONS

Since inception, the Company has made advances to and received funds from ERC, its parent Company. As of December 31, 2025 and 2024 there were no receivable or payable balances with ERC.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began in 2018 and has limited operating history. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – CAPITAL ADVISOR AGREEMENTS

Capital Advisor Agreements
The Company is party to four capital advisor, marketing, and financial consulting agreements with:

- Sienna Capital Partners, mortgage bankers for construction and permanent mortgage debt (since 2021).
- Genesis Capital, debt providers.

NOTE 10 – SUBSEQUENT EVENTS

Note Payable

As of the date of issue for these financial statements, $1,947,330 of mortgage payable and unsecured notes payable have matured and are now due and payable. These loans are expected to be paid off by the $29 million construction financing and potential equity procurement, discussed above.

Management's Evaluation

Management has evaluated subsequent events through the date these financial statements were issued. Based on this evaluation, no other material subsequent events were identified which would require adjustment or disclosure in the financial statements of December 31, 2025.